
October 1, 2014

<u>Via E-mail</u>
Yuval Cohen, Ph.D.
Chief Executive Officer
Corbus Pharmaceuticals Holdings, Inc.
100 River Ridge Drive
Norwood, MA 02062

> **Re: Corbus Pharmaceuticals Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2014**
> **File No. 333-198563**

Dear Dr. Cohen:

We have reviewed your amended registration statement and have the following additional comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Prospectus Summary</u>
<u>Reverse Stock Split Range Authorization</u>

1. We note that your board of directors recently approved a reverse stock split and that you are currently seeking approval from shareholders to effect the split. Please fully disclose the reasons for and effects of the reverse stock split proposal. For example, you disclose that you are seeking approval for the split "to provide [your] board of directors with flexibility to effect" the split. You should explain why your directors desire this flexibility and for what specific purposes. Your discussion of the effects of the split should include details relating to dilution, change in the number of outstanding shares, the treatment of any resulting fractional shares and odd lots, and any other material information. Finally, please tell us how prospective investors and selling stockholders will be informed if and when a reverse split is effected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Steven M. Skolnick, Esq.
        Lowenstein Sandler LLP